January 10, 2008	Jeffrey C. Gifford

jcgifford@coxsmith.com 210 554 5560

Craig Slivka

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 7010

Washington, D.C. 20549

CONFIDENTIAL TREATMENT REQUESTED BY HARTE-HANKS, INC.

Re:	Harte-Hanks, Inc.
Definitive Schedule 14A
Filed April 13, 2007
File No. 1-07120

Dear Mr. Slivka:

On behalf of our client, Harte-Hanks, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations thereunder, this letter is submitted in response to the comment received in your letter to the Company dated November 30, 2007 (the “Comment Letter”).

1. We note your response to comment 4 of our August 21, 2007 letter. However, please revise your supplemental analysis to clarify what the specific targets are and how the disclosure of each target would result in competitive harm to you.

Response:

The Company has sought confidential treatment for the specific targets and how the disclosure of each target would result in competitive harm to the Company in its confidential treatment request addressed to Craig Slivka at the address above dated January 10, 2008 (the “Confidential Treatment Request”), and, accordingly, has not included such information in this correspondence.

Please call me at 210-554-5560 with any questions or comments.

Sincerely,

/s/ Jeffrey C. Gifford
Jeffrey C. Gifford